VIA EDGAR

January 5, 2018

Ms. Kathy Churko
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Response to your review of shareholder reports for the following issuers (each a “Registrant” and, collectively, the “Registrants”):

American Century Asset Allocation Portfolios, Inc. (File No. 811-21591)
American Century California Tax-Free and Municipal Funds (File No. 811-03706)
American Century Government Income Trust (File No. 811-04363)
American Century Investment Trust (File No. 811-07822)
American Century Municipal Trust (File No. 811-04025)
American Century Variable Portfolios, Inc. (File No. 811-05188)
American Century Variable Portfolios II, Inc. (File No. 811-10155)

Dear Ms. Churko:

Following are our responses to the questions and comments you raised during our phone conversation on November 30, 2017, with regard to your review of the above-referenced shareholder reports. For your convenience, we have restated each comment prior to our answers.

1)
Comment: For funds in American Century Variable Portfolios, Inc. and American Century Variable Portfolios II, Inc., the disclaimer included in the Performance section of the annual report indicating that “performance information presented does not include charges and deductions imposed by the insurance company separate accounts and inclusion of such fees could lower performance” should be included as a note to the total return in the financial highlights.

Response: We will make this change for future reports.

2)
Comment: VP Balanced Fund, a series of American Century Variable Portfolios, Inc., is compared to a Blended Index within the Management’s Discussion of Fund Performance section of the annual report. Consider whether the Blended Index is an acceptable broad-based securities market index as prescribed in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: We included the S&P 500 Index and the Bloomberg Barclays U.S. Aggregate Bond Index within the Management’s Discussion of Fund Performance section of VP Balanced’s annual report to meet the requirements of a broad-based securities market index as prescribed in Instruction 5 to Item 27(b)(7) of Form N-1A. In future reports we will update the order of the index reference comparisons to list the broad-based indices first and show the Blended Index as an additional index to mirror the fund’s prospectus.

American Century Investments
P.O. Box 410141, 4500 Main Street                            1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141                                www.americancentury.com

3)
Comment: Some funds engaged in derivatives activity, but the use of derivatives and their impact to the funds’ performance was not reflected in Management’s Discussion of Fund Performance (MDFP). Consider adding these factors to discussions if material to the funds’ performance.

Response: As a standard practice in preparing MDFP, we address the factors that contributed materially to each fund’s performance during the period, and derivatives activity is considered in this process. For instance, in the annual report for Diversified Bond Fund, a series of American Century Investment Trust, we discussed the usage of both swap agreements and futures contracts. If not mentioned in our discussion for other funds, the funds’ investments in derivatives did not materially affect the funds’ performance during the period and, as a result, were not highlighted in the commentaries.

4)
Comment: In accordance with generally accepted accounting principles, the current status of the payment/performance risk of a credit derivative is a required disclosure. High-Yield Fund, a series of American Century Investment Trust, provided an implied credit spread in its centrally cleared credit default swap agreements table but not in its over-the-counter credit default swap agreements table. Consider adding this additional metric to the over-the-counter credit default swap agreements table.

Response: The implied credit spreads are linked to the weighted average spread across the underlying reference entities included in a particular index. The over-the-counter credit derivatives held by High-Yield Fund are not linked to a reference index. As such we included the premiums paid or received in addition to the value on each position to serve as an indicator of the current status of the payment/performance risk. In addition, we elected to discuss these factors in explanatory footnotes to the credit default swap agreements tables.

Please note that on August 1, 2017 our disclosures were subsequently modified with our implementation of the amendments to Regulation S-X.

5)	Comment: The money market funds do not disclose its policies for liquidity fees and redemption gates within its significant accounting policies section of the notes to financial statements.

Response: Our current practice is to provide disclosures if the funds impose a fee on fund redemptions (liquidity fee) or temporarily restrict redemptions (redemption gate) during the fiscal period.

6)	Comment: For Prime Money Market Fund, a series of American Century Investment Trust, consider disclosing the date when unconditional demand of repayment exists in the fund’s Schedule of Investments.

Response: For demand notes disclosed in the Schedule of Investments, the fund discloses the next reset date which also represents the date on which the principal amount of the obligation can be recovered through demand.

7)
Comment: U.S. Government Money Market Fund, a series of American Century Investment Trust, should have a policy to invest (under normal circumstances) at least 80% of its net assets in government securities and/or repurchase agreements that are collateralized by government securities (the “80% policy”). Such policy is in addition to the Rule 2a-7(a)(16) requirement that the fund invest at least 99.5% of its assets in cash, U.S. government securities, and/or repurchase agreements that are collateralized by government securities or cash, which is disclosed in the fund’s prospectus.

American Century Investments
P.O. Box 410141, 4500 Main Street                            1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141                                www.americancentury.com

Also, confirm that the fund is in compliance with the 80% policy even though the policy is not disclosed.

Response: The requested disclosure will be added at the next update of the U.S. Government Money Market Fund’s prospectus. The fund is in compliance with the 80% policy even though the policy is not currently disclosed.

8)
Comment: Explain why One Choice Portfolio: Very Conservative, One Choice Portfolio: Conservative, One Choice Portfolio: Moderate, One Choice Portfolio: Aggressive and One Choice Portfolio: Very Aggressive (each an “OCP Fund” and, collectively, the “OCP Funds”), each a series of American Century Asset Allocation Portfolios, Inc., invest in the Investor Class of underlying funds instead of the less expensive Institutional Class. Also explain whether the Board of Directors considered the class of shares in which the funds invest.

Response: Each OCP Fund is a fund of funds product that serves exclusively as a conduit to facilitate the efficient investment by its shareholders in a suite of underlying American Century funds through a single security. American Century does not charge the OCP Funds a management fee, although it does charge management fees for the underlying funds, which are indirectly passed along to OCP shareholders in the form of acquired fund fees and expenses. If those shareholders instead were to invest directly in the underlying funds, rather than indirectly through the OCP Fund conduit, they would only be eligible to invest in the Investor Class (or, in some cases, R Class, which has the same unified management fee as the Investor Class) of the underlying funds and not in the less expensive Institutional Class. Use by the OCP Funds of the Investor Class of the underlying funds, therefore, appropriately reflects the conduit nature of the product.

If the OCP Funds were to be re-structured to invest in the Institutional Class of the underlying funds, as suggested by your comment, an additional administrative fee would have to be assessed at the OCP Fund level to reflect the expense of servicing the OCP Funds’ investors, who are not eligible for institutional pricing. Ultimately, the total expense to shareholders and the total compensation paid to American Century would be the same under such a structure with an administrative fee as it is under the current structure using the Investor Class without an administrative fee.

As part of the Board of Directors' initial approval of the One Choice Target Risk Portfolios, the Board considered the classes and fees of the underlying funds, as well as the total expense ratios for the funds. Additionally, as part of the Board of Directors’ annual renewal of the funds’ management agreement, as disclosed in the funds’ most recent annual report, the Board concluded that the underlying fund expenses incurred by each fund were reasonable in light of the services provided to each fund.

If you have any questions with regard to the above responses, please contact the undersigned at amy_bitter@americancentury.com or (816) 340-3319.

Sincerely,

/s/ Amy Bitter
Amy Bitter
Assistant Treasurer

American Century Investments
P.O. Box 410141, 4500 Main Street                            1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141                                www.americancentury.com